ADT Inc.
1501 Yamato Road
Boca Raton, FL 33431

August 18, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Shapiro
Division of Corporation Finance
Office of Trade & Services

Lyn Shenk
Division of Corporation Finance
Office of Trade & Services

Re:	ADT Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 27, 2025
File No. 001-38352

Dear Mr. Shapiro and Ms. Shenk:
This letter is being submitted in response to the comment letter dated August 12, 2025, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission addressed to Jeffrey Likosar, Chief Financial Officer of ADT Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024.
For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue Security installation, product and other, page 57

1. You disclose on page 52 that "beginning in the second quarter of 2024, a growing number of our direct channel new customer adds are outright sales in connection with the national launch of our new ADT+ platform" and attribute the majority of the growth in your 'Security, product, and other revenue' to the transition to the ADT+ platform. Please enhance your disclosure to describe any known trends that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. For example, your ADT+ platform is compatible with Google Nest products which appears to have driven more products sales and installations under the customer-owned equipment model. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Company Response:
The Company appreciates the Staff’s comment and respectfully advises that in future filings, beginning with its Quarterly Report on Form 10-Q for the period ending September 30, 2025, the Company will expand its discussion of known trends and uncertainties currently included in the “Factors Affecting Operating Results” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to include additional disclosures, where applicable, regarding known trends and uncertainties that have had, or are reasonably likely to have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations consistent with Item 303(b)(2)(ii) of Regulation S-K.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact me at 561-988-3600.

Very truly yours,

/s/ Noah Allen
Noah Allen
Vice President and Deputy General Counsel, Corporate & Securities

cc: David Smail, EVP and Chief Legal Officer

cc: Jeffrey Likosar, President, Corporate Development and Transformation, and Chief Financial Officer